DC

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

DIVISION OF
CORPORATION FINANCE

[redacted]

05048181

March 23, 2005

Larry D. Hunter
Executive Vice President, General Counsel and
Secretary
The DIRECTV Group, Inc.
P.O. Box 956
2250 East Imperial Hwy
El Segundo, CA 90245-0956

Act: 1934
Section:
Rule: 14A-8
Public
Availability: 3/23/2005

Re: The DIRECTV Group, Inc.
Incoming letter dated March 9, 2005

Dear Mr. Hunter:

This is in response to your letter dated March 9, 2005 concerning the shareholder proposal submitted to DIRECTV Group by Edward P. Olson. We also have received a letter on the proponent's behalf dated February 18, 2005. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all of the correspondence also will be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Jonathan A. Ingram

Jonathan A. Ingram
Deputy Chief Counsel

Enclosures

cc: John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

LARRY D. HUNTER
Executive Vice President, General Counsel and Secretary

THEDIRECTVGROUP

RECEIVED
2005 MAR 10 PM 2:56
OFFICE OF CHIEF COUNSEL
CORPORATION FINANCE

March 9, 2005

Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
450 Fifth Street, N.W.
Washington, D.C. 20549

Re: **The DIRECTV Group, Inc. – Request for No-Action Letter Regarding the Exclusion From Proxy Materials of Stockholder Proposal Submitted by Edward P. Olson**

Ladies and Gentlemen:

On behalf of The DIRECTV Group, Inc., a Delaware corporation (the "Company"), and in my capacity as General Counsel and Corporate Secretary of the Company, I am submitting this letter pursuant to Rule 14a-8(j) promulgated under the Securities Exchange Act of 1934 to notify the Securities and Exchange Commission (the "Commission") of the Company's intention to exclude a stockholder proposal (the "Proposal") submitted by Edward P. Olson (directly or through his representative, John Chevedden, the "Proponent") from the proxy statement and form of proxy for the Company's 2005 annual meeting of stockholders (collectively, the "2005 Proxy Materials"). The Company asks that the Division of Corporation Finance not recommend to the Commission that any enforcement action be taken if the Company excludes the Proposal from the 2005 Proxy Materials for the reasons set forth below.

The Company intends to file its definitive 2005 Proxy Materials with the Commission on or about April 4, 2005 and will hold its 2005 annual meeting of stockholders on June 1, 2005. We are sending this request after the deadline for no-action filings described in Rule 14a-8(j), but as described more fully below, the Company was not aware of the existence of the Proposal prior to January 31, 2005, and did not receive a copy of the Proposal until February 25, 2005. Accordingly, your response to this submission is respectfully requested on an expedited basis. We apologize for the burden that this puts on the staff and thank you in advance for your help in this regard. In accordance with Rule 14a-8(j), enclosed are six (6) copies of this letter and its attachments.

As more fully set forth below, we believe that the Proposal may be excluded from the 2005 Proxy Materials because the Proponent failed to submit the Proposal in a timely manner as required by Rule 14a-8(e).

P.O. Box 956 2250 East Imperial Hwy El Segundo, CA 90245-0956 Phone: (310) 964-0723 Fax: (310) 964-0838 larry.hunter@directv.com

I. The Proposal

The Proposal reads as follows:

"3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director."

A complete copy of the Proposal and related materials are attached as Exhibit 1 hereto.

II. Background

On January 31, 2005, the Proponent faxed a letter to the Communications Department of DIRECTV, Inc., a wholly-owned subsidiary of the Company ("DIRECTV"), addressed to me as the Corporate Secretary of the Company requesting a response to a Rule 14a-8 proposal which the Proponent claims to have submitted on October 28, 2004. The Division of Corporation Finance of the Commission was copied on this letter, which is attached as Exhibit 2 hereto. The Communications Department of DIRECTV is in a separate building from the Company's principal executive offices. The Communications Department is located at 2230 East Imperial Highway, El Segundo, California, while the principal executive offices, including my office, are located at 2250 East Imperial Highway, El Segundo, California. The facsimile sent by the Proponent on January 31st was subsequently forwarded by the Communications Department to me.

I responded in writing to the Proponent on February 10, 2005 (attached as Exhibit 3 hereto). In my letter to the Proponent, I reiterated the specific instructions included in the Company's proxy statement relating to its 2004 annual meeting of stockholders (the "2004 Proxy Statement") regarding the submission of stockholder proposals for consideration at the Company's 2005 annual meeting of stockholders. The letter noted that the Proponent's January 31, 2005 letter had been faxed to the DIRECTV Communications Department, not to the Corporate Secretary, and that I had received no proposal from the Proponent prior to the December 20, 2004 deadline for such proposals. In addition to sending this letter, I requested a copy of the Proposal when the Proponent subsequently called me, but the Proponent refused to provide a copy thereof.

I finally first received a copy of the Proposal on February 25, 2005, when it was sent by the Proponent along with a cover letter, which is attached as Exhibit 4 hereto, to the Division of Corporation Finance of the Commission. In this cover letter, the Proponent claims to have sent the Proposal to the facsimile number for the DIRECTV Communications Department two times on October 28, 2004 at 20:30 and 20:33, and provided a facsimile confirmation print-out for the transmissions. However, the facsimile confirmation solely contains a date, time, number of pages and facsimile number, and does not have a cover page or any evidence of what information was actually transmitted to the Communications Department number. The copy of the Proposal received on February 25, 2005 contained my correct name and address as Corporate Secretary, but listed (i) the facsimile number of the DIRECTV Communications Department, which is clearly shown on the Company's website as having a different address than the Company's principal executive offices, and (ii) the phone number of our Investor Relations Department. A copy of the relevant page from the Company's website is attached as Exhibit 5 hereto. Neither I, nor, based on my inquiry, the DIRECTV Communications Department, nor the Company's Investor Relations Department has any knowledge or record of having received the Proposal on October 28, 2004 or on any other day prior to February 25, 2005.

The Company clearly identified in the 2004 Proxy Statement the address to which stockholder proposals should have been sent, together with the deadline for submitting them. The 2004 Proxy Statement stated: "In order to be considered for inclusion in the Company's proxy statement and form of proxy relating to the 2005 annual meeting of stockholders, proposals of stockholders intended to be presented for action at that meeting or nomination of persons for election to the Board must be received by the office of the Secretary of the Company at 2250 E. Imperial Highway, El Segundo, CA 90245 no later than December 20, 2004." No facsimile number was provided. The Proponent does not assert that he contacted any employee or other representative of the Company regarding alternative instructions for sending a stockholder proposal. In addition, the Proponent does not dispute the fact that he failed to send the Proposal to the Company's principal executive offices prior to the December 20, 2004 deadline.

III. Discussion

Rule 14a-8(e)(2) provides that, in order to meet the deadline for submitting proposals, a shareholder proposal must be received at the company's principal executive offices not less than 120 calendar days before the date of the company's proxy statement released to shareholders in connection with the previous year's annual meeting. For the Company's 2005 annual meeting of stockholders, this date was December 20, 2004. The Proposal was not received at the Company's principal executive offices until February 25, 2005, after the deadline. The Commission has been consistent in permitting companies to omit proposals that are received after the deadline, even if there is substantial compliance or good faith efforts by the stockholder. See, e.g., *WorldCom, Inc.* (March 7, 2001), *The Coca-Cola Company* (January 11, 2001), *General Motors Corporation* (April 7, 2000), *Weyerhaeuser Company* (February 19, 1999).

Even if it is determined that the facsimile with the Proposal was transmitted by the Proponent to the DIRECTV Communications Department facsimile number on October 28, 2004, as the Proponent claims, the Proposal was still not received prior to the deadline because such facsimile was not sent to the Company's principal executive offices. The Proponent used a facsimile number that can be found on the Company's website and sent the Proposal to that facsimile number instead of mailing the Proposal to the address stated in the Company's 2004 Proxy Statement. Like the no-action letter involving *The Coca-Cola Company* (January 11, 2001), this case can be distinguished from *First Fidelity Bancorporation* (March 29, 1990) by the fact that the Company is not aware of any employee or representative of the Company who instructed the Proponent to submit a Rule 14a-8 shareholder proposal to the Company using the Communications Department's facsimile number. Absent such instruction, the Commission has not historically permitted proponents to rely upon a mistaken address as an excuse for the untimely receipt of a shareholder proposal. See e.g., *WorldCom, Inc.* (March 7, 2001), *The Coca-Cola Company* (January 11, 2001), *General Motors Corporation* (April 7, 2000).

In the Division of Corporation Finance Staff Legal Bulletin No. 14 ("Bulletin No. 14"), the Staff clearly states in its response to question 3.c. in Section C thereof that "[t]he proposal must be received at the company's principal executive offices... If a shareholder sends a proposal to any other location, even if it is to an agent of the company or to another company location, this would not satisfy the requirement." The Staff response to question 3.d in Section C further clarifies that "[a] shareholder should submit a proposal by a means that allows him or her to determine when the proposal was received at the company's principal executive offices." Even if it is determined that the facsimile with the Proposal was transmitted by the Proponent to the DIRECTV Communications Department facsimile number on October 28, 2004, as the Proponent claims, this still would not satisfy the requirements established in Bulletin No. 14 since the Proposal was not sent to the Company's principal executive offices. In addition, by using a facsimile number that transmitted to a location other than the Company's principal executive offices, the Proponent did not submit the Proposal by a means that allowed him to determine when the Proposal was received at the Company's principal executive offices. In fact, the Proponent did not follow-up on the alleged October 28, 2004 facsimile until January 31, 2005, over three months later.

IV. Conclusion

For the foregoing reasons, the Company has determined to omit the Proposal submitted by the Proponent from its 2005 Proxy Materials. Thank you for your consideration of this request. If you have any questions or require any further information, please feel free to contact me at (310) 964-0723 or Michael Lubowitz with Weil, Gotshal & Manges, LLP at (212) 310-8566.

Sincerely,

Larry D. Hunter

cc: John Chevedden
Michael E. Lubowitz
Keith Landenberger

Enclosures

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends adoption of this proposal topic.

Annual Vote on Each Audit Committee Member

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing.

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- An awesome 80% shareholder vote was required to make certain key changes at our company – entrenchment concern.
- The combination of our 80% super majority vote requirement and 3-year director terms could pose a formidable barrier to a profitable offer for our stock. Or an exchange for stock in a more valuable company.
- Six directors were allowed to own zero (0) stock – commitment concern.
- Seven directors were allowed to hold from 4 to 10 director seats each – over-extension concern.
- 2003 CEO pay of $17 million.
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.
- Our Board had no formal governance policy.

The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement at the beginning of this proposal.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.
"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

- the company objects to factual assertions because they are not supported;

- the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

- the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

- the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Verification of stock ownership will be forwarded. Shares are intended to be held until after the shareholder meeting.

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

Mr. Larry D. Hunter
Corporate Secretary
DIRECTV Group, Inc.
2250 East Imperial Highway
El Segundo CA 90245
FX: 310 535-5225

January 31, 2005

Rule 14a-8 Proposal and Management Position Statement

Mr. Hunter,

In regard to Mr. Edward P. Olson's Rule 14a-8 proposal, which was faxed to the company in advance of the deadline for such proposals, can you advise the approximate date that the company will forward its management position statement for publication in the 2005 definitive proxy.

Thank you.

Sincerely,

John Chevedden

cc: Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
6 Copies, 7th copy for date stamp return

Edward P. Olson

LARRY D. HUNTER
Executive Vice President, General Counsel and Secretary

THEDIRECTVGROUP

February 10, 2005

Mr. John Chevedden
2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278

Dear Mr. Chevedden:

This is in response to your letter addressed to me but apparently sent only by fax to our public relations department. In that letter, you request information regarding a Rule 14a-8 proposal by Mr. Edward P. Olson, indicating that this proposal was sent by fax to the company. Please note that specific instructions were provided in last year's proxy statement for the submission of stockholder proposals for consideration at the 2005 annual meeting of stockholders. Those instructions are found on page 43 of the proxy statement and provide that any such proposal "must be received by the office of the Secretary of the Company at 2250 E. Imperial Highway, El Segundo, CA 90245." Your communication indicates that the proposal was faxed and apparently was not mailed to the address in the proxy. Moreover, you do not indicate the number to which the proposal was faxed. I note that your communication was sent to our public relations department and not to the fax machine in my office. In any event, no proposal from Mr. Olson was received by me prior to the deadline for submission of December 20, 2004 or since. If you or Mr. Olson have proof that my office received the Rule 14a-8 proposal prior to the December 20, 2004 deadline, please send me evidence of that proof no later than Friday, February 18, 2005.

Consequently, since at this time it appears that Mr. Olson's proposal was not timely received, any proposal that Mr. Olson may have will not be considered in connection with our 2005 annual meeting of stockholders. Such proposals may be submitted for consideration at our 2006 annual meeting of stockholders by following the instructions that will be contained in our proxy statement that will be mailed to our stockholders.

Very truly yours,

Larry D. Hunter
Corporate Secretary

cc: Office of Chief Counsel
Division of Corporate Finance
Securities and Exchange Commission

JOHN CHEVEDDEN

2215 Nelson Avenue, No. 205
Redondo Beach, CA 90278 310-371-7872

6 Copies
7th Copy for Date-Stamp Return

February 18, 2005

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

RECEIVED
FEB 25 2005
Larry D. Hunter

DIRECTV Group, Inc. (DTV)
Rule 14a-8 Proposal: Elect Each Director Annually
Shareholder: Edward P. Olson

Ladies and Gentlemen:

The attached rule 14a-8 shareholder proposal was faxed 2-times for redundancy to the company on October 28, 2004.
The two 3-page faxes were transmitted on October 28, 2004 at the following times:
20:30 and 20:33 according to the attached fax machine confirmation print-out

These faxes were prior to the 2005 rule 14a-8 shareholder proposal deadline. Subsequent to the October 28, 2004 fax the Corporate Secretary has acknowledged receiving another fax sent to the company at this same fax number

This proposal should thus be published in the company 2005 definitive proxy.

Sincerely,

John Chevedden

cc: Larry Hunter
Corporate Secretary
PH: 310-964-0723
larry.hunter@directv.com

Edward P. Olson
3729 Weston Place
Long Beach, CA 90807

Mr. Larry D. Hunter, Corporate Secretary
DIRECTV Group, Inc. (The)
2250 East Imperial Highway
El Sagundo CA 90245
PH: 310 964-0808
FX: 310 535-5225

Dear Mr. Hunter,

This Rule 14a-8 proposal is respectfully submitted to advance the long-term performance of our company. This proposal is submitted for the next annual shareholder meeting. Rule 14a-8 requirements are intended to be met including the continuous ownership of the required stock value until after the date of the applicable shareholder meeting. This submitted format, with the shareholder-supplied emphasis, is intended to be used for definitive proxy publication. This is the proxy for Mr. John Chevedden and/or his designee to act on my behalf in shareholder matters, including this Rule 14a-8 proposal for the forthcoming shareholder meeting before, during and after the forthcoming shareholder meeting. Please direct all future communication to Mr. Chevedden at:

> 2215 Nelson Ave., No. 205
> Redondo Beach, CA 90278
> PH: 310-371-7872

Your consideration and the consideration of the Board of Directors is appreciated.

Sincerely,

Edward P. Olson

10/25/04
Date

3 – Elect Each Director Annually

RESOLVED: Shareholders request that our Directors take the necessary steps, in the most expeditious manner possible, to adopt and implement annual election of each director.

I hope that this proposal can be implemented promptly with each director elected to a one-year term starting in 2006. This would be in a manner similar to the Safeway Inc. 2004 definitive proxy example.

Edward P. Olson, 3729 Weston Place, Long Beach, CA 90807 submitted this proposal.

70% Yes-Vote

Thirty-five (35) shareholder proposals on this topic achieved an impressive 70% average yes vote in 2004. The Council of Institutional Investors www.cii.org, whose members have $2 trillion invested, recommends adoption of this proposal topic.

Annual Vote on Each Audit Committee Member

Annual election of each director would also enable shareholders to vote annually on each member of our key Audit Committee. This is particularly important because poor auditing played a key role in the $200 billion-plus combined market-value loss at Enron, Tyco, WorldCom, Qwest and Global Crossing.

Progress Begins with a First Step

I believe that the need to take the above RESOLVED step is reinforced by viewing our overall corporate governance fitness which is not impeccable. For instance in 2004 it was reported:

- An awesome 80% shareholder vote was required to make certain key changes at our company – entrenchment concern.
- The combination of our 80% super majority vote requirement and 3-year director terms could pose a formidable barrier to a profitable offer for our stock. Or an exchange for stock in a more valuable company.
- Six directors were allowed to own zero (0) stock – commitment concern.
- Seven directors were allowed to hold from 4 to 10 director seats each – over-extension concern.
- 2003 CEO pay of $17 million.
- If CEO pay is excessive – this could be a sign that our board is weak in its oversight of our CEO.
- Our Board had no formal governance policy.

The above slate of sub-par practices reinforce the reason to adopt the one RESOLVED statement at the beginning of this proposal.

Best for the Investor

Arthur Levitt, Chairman of the Securities and Exchange Commission, 1993-2001 said:
In my view it's best for the investor if the entire board is elected once a year. Without annual election of each director shareholders have far less control over who represents them.

"Take on the Street" by Arthur Levitt

Elect Each Director Annually
Yes on 3

Notes:
The above format is the format submitted and intended for publication.

This proposal is believed to conform with Staff Legal Bulletin No. 14B (CF), September 15, 2004 including:
Accordingly, going forward, we believe that it would not be appropriate for companies to exclude supporting statement language and/or an entire proposal in reliance on rule 14a-8(i)(3) in the following circumstances:

• the company objects to factual assertions because they are not supported;

• the company objects to factual assertions that, while not materially false or misleading, may be disputed or countered;

• the company objects to factual assertions because those assertions may be interpreted by shareholders in a manner that is unfavorable to the company, its directors, or its officers; and/or

• the company objects to statements because they represent the opinion of the shareholder proponent or a referenced source, but the statements are not identified specifically as such.

Please note that the title of the proposal is part of the argument in favor of the proposal. In the interest of clarity and to avoid confusion the title of this and each other ballot item is requested to be consistent throughout the proxy materials.

Verification of stock ownership will be forwarded. Shares are intended to be held until after the shareholder meeting.

10/28	20:30	5355225		01:30	03	OK	TX	ECM
10/28	20:33	5355225		01:29	03	OK	TX	ECM

ABOUT US

Media Contacts

For inquiries from the media, please contact:

Bob Marsocci
Vice President, Communications
e-mail - ramarsocci@directv.com

Robert Mercer
Director, Communications
e-mail - rgmercer@directv.com

Jade Ekstedt
Manager, Communications
e-mail - jlekstedt@directv.com

Department Address:
2230 East Imperial Highway El Segundo, CA 90245

Department Fax:
(310)535-5225

For information on Annual Reports and other business information important to shareholders, please contact:

Investor Relations
The DIRECTV Group, Inc.
Phone: (310) 964-0808

For information on Purchasing National Advertising on DIRECTV, please contact:

Bob Riordan
Senior Vice President, Advertising Sales
(212) 556-8534

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

March 23, 2005

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: The DIRECTV Group, Inc.
Incoming letter dated March 9, 2005

The proposal relates to the annual election of directors.

There appears to be some basis for your view that DIRECTV Group may exclude the proposal under rule 14a-8(e)(2) because DIRECTV Group did not receive the proposal before the deadline for submitting proposals. We note in particular your representation that DIRECTV Group did not receive the proposal at its "principal executive offices" before this deadline. Accordingly, we will not recommend enforcement action to the Commission if DIRECTV Group omits the proposal from its proxy materials in reliance on rule 14a-8(e)(2).

Sincerely,

Kurt K. Murao
Attorney-Advisor